Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-239178

San Diego Gas & Electric Company

Final Term Sheet

September 22, 2020

1.700% First Mortgage Bonds, Series VVV, due 2030

This free writing prospectus relates only to the securities described below and should be read together with San Diego Gas & Electric Company’s preliminary prospectus supplement dated September 22, 2020 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated June 26, 2020 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	San Diego Gas & Electric Company (the “Company”)

Anticipated Ratings[1]:	A2 (positive) by Moody’s Investors Service

A (negative) by S&P Global Ratings

A (stable) by Fitch Ratings

Trade Date:	September 22, 2020

Settlement Date:	September 28, 2020 (T+4)

Securities Offered:	1.700% First Mortgage Bonds, Series VVV, due 2030 (the “Bonds”)

Aggregate Principal Amount Offered:	$800,000,000

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2021

Coupon:	1.700% per annum, accruing from September 28, 2020

Maturity:	October 1, 2030

Yield to Maturity:	1.719%

Spread to Benchmark Treasury:	+105 basis points

Benchmark Treasury:	0.625% due August 15, 2030

Benchmark Treasury Yield:	0.669%

Optional Redemption Provision:	At the Company’s option, prior to July 1, 2030 (the “Par Call Date”), make-whole call at Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement) +20 basis points. At the Company’s option, on and after the Par Call Date, 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Mandatory Redemption Provision:	The Bonds are also subject to mandatory redemption under the circumstances and at the redemption price described in the Preliminary Prospectus Supplement under the caption “Supplemental Description of First Mortgage Bonds—Redemption—Mandatory Redemption Following Sale, Eminent Domain, Etc.”

Price to Public:	99.826%, plus accrued interest, if any

CUSIP:	797440 BZ6

ISIN:	US797440BZ64

Total Net Proceeds:	Approximately $793.4 million, after deducting the underwriting discount but before deducting the Company’s estimated offering expenses.

Joint Book-Running Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
BofA Securities, Inc.
MUFG Securities Americas Inc.
PNC Capital Markets LLC
Great Pacific Securities

Co-Managers:	Academy Securities, Inc.
C.L. King & Associates, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, by calling BofA Securities, Inc. toll-free at 1-800-294-1322, by calling MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or by calling or by calling PNC Capital Markets LLC toll free at 1-855-881-0697.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.